CRYSTAL IBC LLC
ATTN:	Brian Rozynski
32 OLD SLIP 29TH FL
NEW YORK, NY 10005

INSURED:	BLACKROCK FIXED-INCOME COMPLEX BOARD
PRODUCT:	DFIBond
POLICY NO:	82507390
TRANSACTION:	RENL_RW

Chubb Group of Insurance Companies					DECLARATIONS
202B Hall’s Mill Road					FINANCIAL INSTITUTION INVESTMENT
Whitehouse Station, NJ 08889					COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):					Bond Number:	82507390

BLACKROCK FIXED-INCOME COMPLEX BOARD

40 EAST 52ND STREET
					FEDERAL INSURANCE COMPANY
NEW YORK, NY			10022		Incorporated under the laws of Indiana
					a stock insurance company herein called the COMPANY
					Capital Center, 251 North Illinois, Suite 1100
					Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD: from			12:01 a.m. on	November 1, 2021
			to	12:01 a.m. on	November 1, 2022

ITEM 2.	LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

	If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and
	any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss
	under INSURING CLAUSE 1. sustained by any Investment Company.

					SINGLE LOSS	DEDUCTIBLE
	INSURING CLAUSE				LIMIT OF LIABILITY	AMOUNT

	1	.	Employee		$25,000,000	$0
	2	.	On Premises		$25,000,000	$25,000
	3	.	In Transit		$25,000,000	$25,000
	4	.	Forgery or Alteration		$25,000,000	$25,000
	5	.	Extended Forgery		$25,000,000	$25,000
	6	.	Counterfeit Money		$25,000,000	$25,000
	7	.	Threats to Person		$ Not Covered	$ Not Covered
	8	.	Computer System		$25,000,000	$25,000
	9	.	Voice Initiated Funds Transfer
			Instruction		$25,000,000	$25,000
	10	.	Uncollectible Items of Deposit		$25,000,000	$25,000
	11	.	Audit Expense		$100,000	$5,000

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
	ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

	1 - 14

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

	The COMPANY, in consideration of payment of the required premium, and in reliance
	on the APPLICATION and all other statements made and information furnished to the
	COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this
	Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED
	for:

Insuring Clauses

Employee	1	.	Loss resulting directly from Larceny or Embezzlement committed by any
Employee, alone or in collusion with others.

On Premises	2	.	Loss of Property resulting directly from robbery, burglary, false pretenses,
			common law or statutory larceny, misplacement, mysterious unexplainable
			disappearance, damage, destruction or removal, from the possession, custody or
			control of the ASSURED, while such Property is lodged or deposited at premises
			located anywhere.

In Transit	3	.	Loss of Property resulting directly from common law or statutory larceny,
			misplacement, mysterious unexplainable disappearance, damage or destruction,
			while the Property is in transit anywhere:

			a.	in an armored motor vehicle, including loading and unloading thereof,

			b.	in the custody of a natural person acting as a messenger of the ASSURED,
				or

			c.	in the custody of a Transportation Company and being transported in a
				conveyance other than an armored motor vehicle provided, however, that
				covered Property transported in such manner is limited to the following:

				(1) written records,

				(2) securities issued in registered form, which are not endorsed or are restrictively endorsed, or

				(3) negotiable instruments not payable to bearer, which are not endorsed
				or are restrictively endorsed.

			Coverage under this INSURING CLAUSE begins immediately on the receipt of
			such Property by the natural person or Transportation Company and ends
			immediately on delivery to the premises of the addressee or to any representative
			of the addressee located anywhere.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 1 of 19

Insuring Clauses
(continued)

Forgery Or Alteration	4	.	Loss resulting directly from:

			a.	Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

			b.	transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;

excluding, however, under this INSURING CLAUSE any loss covered under
INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING
CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery	5	.	Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

			a.	acquired, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:

(1) bear a Forgery or a fraudulently material alteration,

(2) have been lost or stolen, or

(3) be Counterfeit, or

			b.	guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an
Employee, Custodian, or a Federal or State chartered deposit institution of the
ASSURED is a condition precedent to the ASSURED having relied on such items.
Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 2 of 19

Insuring Clauses

Extended Forgery			For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile
(continued)			signature is treated the same as a handwritten signature.

Counterfeit Money	6	.	Loss resulting directly from the receipt by the ASSURED in good faith of any
Counterfeit money.

Threats To Person	7	.	Loss resulting directly from surrender of Property away from an office of the
ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in SECTION 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

			a.	the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

			b.	the ASSURED has made a reasonable effort to notify the Federal Bureau of
Investigation and local law enforcement authorities concerning such threat.

It is agreed that for purposes of this INSURING CLAUSE, any Employee of the
ASSURED, as set forth in the preceding paragraph, shall be deemed to be an
ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System	8	.	Loss resulting directly from fraudulent:
			a.	entries of data into, or

			b.	changes of data elements or programs within,

a Computer System, provided the fraudulent entry or change causes:

(1) funds or other property to be transferred, paid or delivered,

(2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

(3) an unauthorized account or a fictitious account to be debited or credited.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 3 of 19

Insuring Clauses
(continued)

Voice Initiated Funds	9	.	Loss resulting directly from Voice Initiated Funds Transfer Instruction directed
Transfer Instruction			to the ASSURED authorizing the transfer of dividends or redemption proceeds of
Investment Company shares from a Customer's account, provided such Voice
Initiated Funds Transfer Instruction was:

			a.	received at the ASSURED'S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer
Instruction,

			b.	made by a person purporting to be a Customer, and

			c.	made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated
Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the
COMPANY.

Uncollectible Items of	10	.	Loss resulting directly from the ASSURED having credited an account of a
Deposit			customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

			a.	redemptions or withdrawals to be permitted,

			b.	shares to be issued, or

			c.	dividends to be paid,

from an account of an Investment Company.

In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the
APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense	11	.	Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this
Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 4 of 19

General Agreements

Additional Companies	A.	If more than one corporation, or Investment Company, or any combination of
Included As Assured		them is included as the ASSURED herein:
(1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

(2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The
COMPANY shall furnish each Investment Company with a copy of the
Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

(3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

(4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

(5) If the first named ASSURED ceases for any reason to be covered under this
Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By	B.	The ASSURED represents that all information it has furnished in the
Assured		APPLICATION for this Bond or otherwise is complete, true and correct. Such
APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 5 of 19

General Agreements
(continued)

Additional Offices Or	C.	If the ASSURED, other than an Investment Company, while this Bond is in force,
Employees - Consolidation,		merges or consolidates with, or purchases or acquires assets or liabilities of
Merger Or Purchase Or		another institution, the ASSURED shall not have the coverage afforded under this
Acquisition Of Assets Or		Bond for loss which has:
Liabilities - Notice To		(1)	occurred or will occur on premises, or
Company
		(2)	been caused or will be caused by an employee, or
		(3)	arisen or will arise out of the assets or liabilities,
of such institution, unless the ASSURED:
		a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and
		b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and
		c.	on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control -	D.	When the ASSURED learns of a change in control (other than in an Investment
Notice To Company		Company), as set forth in Section 2(a) (9) of the Investment Company Act of
		1940,	the ASSURED shall within sixty (60) days give written notice to the
COMPANY setting forth:
		(1)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),
		(2)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
		(3)	the total number of outstanding voting securities.
Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And	E.	The COMPANY will indemnify the ASSURED for court costs and reasonable
Attorneys’ Fees		attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING
CLAUSE 1., this Section shall only apply in the event that:
		(1)	an Employee admits to being guilty of Larceny or Embezzlement,
		(2)	an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 6 of 19

General Agreements

Court Costs And	(3)	in the absence of 1 or 2 above, an arbitration panel agrees, after a review of
Attorneys’ Fees		an agreed statement of facts between the COMPANY and the ASSURED,
(continued)		that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding.
The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the
DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the
LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable
INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF
LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING
CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the
DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM
	2.	of the DECLARATIONS for the applicable INSURING CLAUSE, the
COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 7 of 19

Conditions and
Limitations

Definitions	1	.	As used in this Bond:

			a.	Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

			b.	Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

			c.	Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

			d.	Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer
Instruction.

			e.	Employee means:

(1) an officer of the ASSURED,

(2) a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal
Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3) a guest student pursuing studies or performing duties in any of the
ASSURED'S premises,

(4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

(5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

(6) an employee of an institution merged or consolidated with the
ASSURED prior to the effective date of this Bond,

(7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 8 of 19

Conditions and
Limitations

Definitions	(8)		each natural person, partnership or corporation authorized by written
(continued)			agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

		a.	creating, preparing, modifying or maintaining the ASSURED'S
computer software or programs, or

		b.	acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

	(9)		any partner, officer or employee of an investment advisor, an underwriter
(distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to
Property of an Investment Company.

The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

		a.	which is not an "affiliated person" (as defined in Section 2(a) of the
Investment Company Act of 1940) of an Investment Company or of
the investment advisor or underwriter (distributor) of such Investment
Company, or

		b.	which is a "bank" (as defined in Section 2(a) of the Investment
Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from Larceny or
Embezzlement committed by any of the partners, officers or
employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the
ASSURED to the COMPANY, and the ASSURED shall execute all
papers necessary to secure to the COMPANY the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 9 of 19

Conditions and
Limitations

Definitions	f.	Forgery means the signing of the name of another natural person with the
(continued)		intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

	g.	Investment Company means any investment company registered under the
Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

	h.	Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

	i.	Larceny or Embezzlement means larceny or embezzlement as defined in
Section 37 of the Investment Company Act of 1940.

	j.	Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-
sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the
ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the
ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

	k.	Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such
Employee or partner and being related to them by blood, marriage or legal guardianship.

	l.	Securities, documents or other written instruments means original
(including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 10 of 19

Conditions and
Limitations

Definitions			m.	Subsidiary means any organization that, at the inception date of this Bond,
(continued)				is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

			n.	Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

			o.	Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

			p.	Voice Initiated Redemption means any redemption of shares issued by an
Investment Company which is requested by voice over the telephone.

			q.	Voice Initiated Funds Transfer Instruction means any Voice Initiated
Redemption or Voice Initiated Election.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -	2	.	This bond does not directly or indirectly cover:
Applicable to All Insuring			a.	loss not reported to the COMPANY in writing within sixty (60) days after
Clauses				termination of this Bond as an entirety;

			b.	loss due to riot or civil commotion outside the United States of America and
Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

			c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;

			d.	loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

			e.	damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

			f.	costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

			g.	loss resulting from indirect or consequential loss of any nature;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 11 of 19

Conditions and
Limitations

General Exclusions -			h.	loss resulting from dishonest acts by any member of the Board of Directors
Applicable to All Insuring				or Board of Trustees of the ASSURED who is not an Employee, acting
Clauses				alone or in collusion with others;
(continued)			i.	loss, or that part of any loss, resulting solely from any violation by the
ASSURED or by any Employee:
				(1)	of any law regulating:
					a.	the issuance, purchase or sale of securities,
					b.	securities transactions on security or commodity exchanges or the over the counter market,
					c.	investment companies,
					d.	investment advisors, or
				(2)	of any rule or regulation made pursuant to any such law; or
			j.	loss of confidential information, material or data;
			k.	loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING
CLAUSE 7. or 9.

Specific Exclusions -	3	.	This Bond does not directly or indirectly cover:
Applicable To All Insuring			a.	loss caused by an Employee, provided, however, this Section 3.a. shall not
Clauses Except Insuring				apply to loss covered under INSURING CLAUSE 2. or 3. which results
Clause 1.				directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;
			b.	loss through the surrender of property away from premises of the ASSURED as a result of a threat:
				(1)	to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the
ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or
				(2)	to do damage to the premises or Property of the ASSURED;
			c.	loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;
			d.	loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING
CLAUSE 10.;
			e.	loss of property while in the mail;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 12 of 19

Conditions and
Limitations

Specific Exclusions -			f.	loss resulting from the failure for any reason of a financial or depository
Applicable To All Insuring				institution, its receiver or other liquidator to pay or deliver funds or other
Clauses Except Insuring				Property to the ASSURED provided further that this Section 3.f. shall not
Clause 1.				apply to loss of Property resulting directly from robbery, burglary,
(continued)				misplacement,	mysterious	unexplainable	disappearance,	damage,
destruction or removal from the possession, custody or control of the
ASSURED.

			g.	loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING
CLAUSE 3.;

			h.	loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's Computer System; or

			i.	loss resulting directly or indirectly from the input of data into a Computer
System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

Specific Exclusions -	4	.	This bond does not directly or indirectly cover:
Applicable To All Insuring			a.	loss resulting from the complete or partial non-payment of or default on any
Clauses Except Insuring				loan whether such loan was procured in good faith or through trick, artifice,
Clauses 1., 4., And 5.				fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

			b.	loss resulting from forgery or any alteration;

			c.	loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-	5	.	At all times prior to termination of this Bond, this Bond shall continue in force for
Reduction And Non-			the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS,
Accumulation Of Liability			notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

			a.	any one act of burglary, robbery or hold-up, or attempt thereat, in which no
Employee is concerned or implicated, or

			b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

			c.	all acts, other than those specified in a. above, of any one person, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 13 of 19

Conditions and
Limitations

Limit Of Liability/Non-			d.	any one casualty or event other than those specified in a., b., or c. above,

Reduction And Non-			shall be deemed to be one loss and shall be limited to the applicable LIMIT OF
Accumulation Of Liability			LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of
(continued)			the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

			i.	directly or indirectly aid in any way wrongful acts of any other person or persons, or

			ii.	permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery	6	.	This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the
ASSURED being aware of:

			a.	facts which may subsequently result in a loss of a type covered by this Bond,
or

			b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE
AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company -	7	.	a.	The ASSURED shall give the COMPANY notice thereof at the earliest
Proof - Legal Proceedings				practicable moment, not to exceed sixty (60) days after discovery of loss, in
Against Company				an amount that is in excess of 50% of the applicable DEDUCTIBLE
AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

			b.	The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

			c.	Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

			d.	Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

			e.	This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 14 of 19

Conditions and
Limitations

Notice To Company -			f.	Proof of loss involving Voice Initiated Funds Transfer Instruction shall
Proof - Legal Proceedings				include electronic recordings of such instructions.
Against Company
(continued)

Deductible Amount	8	.		The COMPANY shall not be liable under any INSURING CLAUSES of this Bond
				on account of loss unless the amount of such loss, after deducting the net amount
				of all reimbursement and/or recovery obtained or made by the ASSURED, other
				than from any Bond or policy of insurance issued by an insurance company and
				covering such loss, or by the COMPANY on account thereof prior to payment by
				the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in
				ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event
				for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the
				DECLARATIONS.

				There shall be no deductible applicable to any loss under INSURING CLAUSE 1.
				sustained by any Investment Company.

Valuation	9	.		BOOKS OF ACCOUNT OR OTHER RECORDS

				The value of any loss of Property consisting of books of account or other records
				used by the ASSURED in the conduct of its business shall be the amount paid by
				the ASSURED for blank books, blank pages, or other materials which replace the
				lost books of account or other records, plus the cost of labor paid by the
				ASSURED for the actual transcription or copying of data to reproduce such books
				of account or other records.

				The value of any loss of Property other than books of account or other records
				used by the ASSURED in the conduct of its business, for which a claim is made
				shall be determined by the average market value of such Property on the
				business day immediately preceding discovery of such loss provided, however,
				that the value of any Property replaced by the ASSURED with the consent of the
				COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

				In the case of a loss of interim certificates, warrants, rights or other securities, the
				production of which is necessary to the exercise of subscription, conversion,
				redemption or deposit privileges, the value of them shall be the market value of
				such privileges immediately preceding their expiration if said loss is not discovered
				until after their expiration. If no market price is quoted for such Property or for
				such privileges, the value shall be fixed by agreement between the parties.

				OTHER PROPERTY

				The value of any loss of Property, other than as stated above, shall be the actual
				cash value or the cost of repairing or replacing such Property with Property of
				like quality and value, whichever is less.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 15 of 19

Conditions and
Limitations
(continued)

Securities Settlement	10	.	In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the
COMPANY'S indemnity shall be:

			a.	for securities having a value less than or equal to the applicable
DEDUCTIBLE AMOUNT - one hundred (100%) percent;

			b.	for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the
DEDUCTIBLE AMOUNT bears to the value of the securities;

			c.	for securities having a value greater than the applicable LIMIT OF LIABILITY
- the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with
Section 9, Valuation, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Company's premium charge for the
Company's indemnity as set forth in Section 10.a., b., and c. No portion of the
LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment – 11.			In the event of a payment under this Bond, the COMPANY shall be subrogated to
Recovery			all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

			a.	first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF
LIABILITY,

			b.	second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

			c.	third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE
AMOUNT, and

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 16 of 19

Conditions and
Limitations

Subrogation - Assignment –			d.	fourth, to the ASSURED in satisfaction of any loss suffered by the
Recovery				ASSURED which was not covered under this Bond.
(continued)			Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured	12	.	At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

			a.	submit to examination by the COMPANY and subscribe to the same under oath,

			b.	produce for the COMPANY'S examination all pertinent records, and

			c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the
COMPANY the rights and causes of action provided for under this Bond. The
ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	13	.	If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the
Securities and Exchange Commission, Washington, D.C., not less than sixty (60)
days prior to the effective date of such termination.

If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the
COMPANY to all ASSURED Investment Companies and to the Securities and
Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one ASSURED, other than an Investment
Company:

			a.	immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

			b.	immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

			c.	immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the
ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 17 of 19

Conditions and
Limitations

Termination			If any partner, director, trustee, or officer or supervisory employee of an
(continued)			ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the
ASSURED or otherwise, whether or not such act is of the type covered under this
Bond, and whether against the ASSURED or any other person or entity, the
ASSURED:

			a.	shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this
Bond; and

			b.	within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

The COMPANY may terminate coverage as respects any Employee sixty (60)
days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance	14	.	Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

			a.	the ASSURED,

			b.	a Transportation Company, or

			c.	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Conformity	15	.	If any limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification	16	.	This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60)
days after written notice has been furnished to the Securities and Exchange
Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 18 of 19

Conditions And
Limitations

Change or Modification	If this Bond is for a joint ASSURED, no charge or modification which would
(continued)	adversely affect the rights of the ASSURED shall be effective prior to sixty (60)
days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the
COMPANY.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 19 of 19

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage
(Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the
SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail.
The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United
States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents
(“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on
US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

FEDERAL INSURANCE COMPANY

Endorsement No:	1

Bond Number:	82507390

NAME OF ASSURED: BLACKROCK FIXED-INCOME COMPLEX BOARD

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

BlackRock 2022 Global Income Opportunity Trust
BlackRock Allocation Target Shares
BlackRock Bond Fund, Inc.
BlackRock California Municipal Income Trust
BlackRock California Municipal Series Trust
BlackRock Capital Allocation Trust
BlackRock Core Bond Trust
BlackRock Corporate High Yield Fund, Inc.
BlackRock Credit Allocation Income Trust
BlackRock Credit Strategies Fund
BlackRock Debt Strategies Fund, Inc.
BlackRock Energy and Resources Trust
BlackRock Enhanced Capital and Income Fund, Inc.
BlackRock Enhanced Equity Dividend Trust
BlackRock Enhanced Global Dividend Trust
BlackRock Enhanced Government Fund, Inc.
BlackRock Enhanced International Dividend Trust
BlackRock Floating Rate Income Strategies Fund, Inc.
BlackRock Floating Rate Income Trust
BlackRock Funds IV
BlackRock Funds V
BlackRock Funds VI
BlackRock Health Sciences Trust
BlackRock Health Sciences Trust II
BlackRock Income Trust, Inc.
BlackRock Investment Quality Municipal Trust, Inc.
BlackRock Limited Duration Income Trust
BlackRock Long-Term Municipal Advantage Trust
BlackRock Multi-Sector Income Trust
BlackRock Multi-Sector Opportunities Trust
BlackRock Multi-Sector Opportunities Trust II
BlackRock Multi-State Municipal Series Trust
BlackRock Muni Intermediate Duration Fund, Inc.
BlackRock MuniAssets Fund, Inc.
BlackRock Municipal 2030 Target Term Trust
BlackRock Municipal Bond Fund, Inc.
BlackRock Municipal Income Quality Trust

BlackRock Municipal Income Trust
BlackRock Municipal Income Trust II
BlackRock Municipal Series Trust
BlackRock MuniHoldings California Quality Fund, Inc.
BlackRock MuniHoldings Fund, Inc.
BlackRock MuniHoldings Investment Quality Fund
BlackRock MuniHoldings New Jersey Quality Fund, Inc.
BlackRock MuniHoldings New York Quality Fund, Inc.
BlackRock MuniHoldings Quality Fund II, Inc.
BlackRock MuniVest Fund II, Inc.
BlackRock MuniVest Fund, Inc.
BlackRock MuniYield California Fund, Inc.
BlackRock MuniYield California Quality Fund, Inc.
BlackRock MuniYield Fund, Inc.
BlackRock MuniYield Michigan Quality Fund, Inc.
BlackRock MuniYield New Jersey Fund, Inc.
BlackRock MuniYield New York Quality Fund, Inc.
BlackRock MuniYield Pennsylvania Quality Fund
BlackRock MuniYield Quality Fund II, Inc.
BlackRock MuniYield Quality Fund III, Inc.
BlackRock MuniYield Quality Fund, Inc.
BlackRock New York Municipal Income Trust
BlackRock Resources and Commodities Strategy Trust
BlackRock Science and Technology Trust
BlackRock Science and Technology Trust II
BlackRock Series Fund II, Inc.
BlackRock Strategic Global Bond Fund, Inc.
BlackRock Taxable Municipal Bond Trust
BlackRock Utilities, Infrastructure & Power Opportunities Trust
BlackRock Variable Series Funds II, Inc.
BlackRock Virginia Municipal Bond Trust
Managed Account Series II
Master Bond LLC
Master Investment Portfolio II
BlackRock ESG Capital Allocation Trust
BlackRock ETF Trust II
BlackRock Hedge Fund Guided Portfolio Solution
BlackRock Innovation and Growth Trust
BlackRock Private Investments Fund

NAME OF ASSURED shall mean also any investment company registered under the Investment
Company Act of 1940 sponsored by BlackRock and under the management of the BlackRock Fixed-
Income Complex Board.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 16, 2022

Authorized Representative

ICAP Bond
Form 17-02-6272 (Ed. 8-04)	Page 3

FEDERAL INSURANCE COMPANY

Endorsement No.: 2

					Bond Number:	82507390

NAME OF ASSURED:					BLACKROCK FIXED-INCOME COMPLEX BOARD

TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1	.	By adding the following INSURING CLAUSE:

		12	.	Telefacsimile Instruction

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other Property or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a Customer, financial institution or another office of the ASSURED by Telefacsimile directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or Property or the establishment of a credit or the debiting of an account or the giving of value by the
ASSURED where such Telefacsimile instructions:

				a.	bear a valid test key exchanged between the ASSURED and a Customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

				b.	fraudulently purport to have been sent by such Customer or financial institution when such Telefacsimile instructions were transmitted without the knowledge or consent of such Customer or financial institution by a person other than such
Customer or financial institution and which bear a Forgery of a signature, provided that the Telefacsimile instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the Customer, or an employee of another financial institution.

2	.	By deleting from Section 1., Definitions, the definition of Customer in its entirety, and substituting the following:

		d.		Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction or Telefacsimile Instruction.

ICAP Bond
Form 17-02-2367 (Rev. 10-03)	Page 1

3	.	By adding to Section 1., Definitions, the following:

		r.	Telefacsimile means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of
		reproducing a copy of said document.	Telefacsimile does not mean electronic
communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4	.	By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring
Clause 1. the following:

		j.	loss resulting directly or indirectly from Telefacsimile instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 16, 2022

ICAP Bond
Form 17-02-2367 (Rev. 10-03)	Page 2

			FEDERAL INSURANCE COMPANY

			Endorsement No.	3

			Bond Number:	82507390

NAME OF ASSURED: BLACKROCK FIXED-INCOME COMPLEX BOARD

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any
Investment Company.

			SINGLE LOSS	DEDUCTIBLE
INSURING CLAUSE			LIMIT OF LIABILITY	AMOUNT
1	.	Employee	$25,000,000		$0
2	.	On Premises	$25,000,000		$25,000
3	.	In Transit	$25,000,000		$25,000
4	.	Forgery or Alteration	$25,000,000		$25,000
5	.	Extended Forgery	$25,000,000		$25,000
6	.	Counterfeit Money	$25,000,000		$25,000
7	.	Threats to Person	$ N/A	$	N/A
8	.	Computer System	$25,000,000		$25,000
9	.	Voice Initiated Funds Transfer Instruction	$25,000,000		$25,000
10	.	Uncollectible Items of Deposit	$25,000,000		$25,000
11	.	Audit Expense	$100,000		$5,000
12	.	Telefacsimile Transfer Fraud	$25,000,000		$25,000
13	.	Extended Computer Systems	$25,000,000		$25,000
14	.	Automated Telephone Transaction	$25,000,000		$25,000
15	.	Unauthorized Signature	$100,000		$5,000
16	.	Claims Expense	$100,000		$5,000
17	.	Stop Payment	$25,000		$1,000

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

ICAP Bond
Form 17-02-1582 (Ed. 5-98)	Page 1

ICAP Bond
Form 17-02-1582 (Ed. 5-98)	Page 2

Date: March 16, 2022

FEDERAL INSURANCE COMPANY

Endorsement No.: 4

						Bond Number:	82507390

NAME OF ASSURED: BLACKROCK FIXED-INCOME COMPLEX BOARD

EXTENDED COMPUTER SYSTEMS ENDORSEMENT

It is agreed that this Bond is amended as follows:

1	.	By adding the following INSURING CLAUSE:
		0	.	Extended Computer Systems
				A.	Electronic Data, Electronic Media, Electronic Instruction
Loss resulting directly from:
					(1)	the fraudulent modification of Electronic Data, Electronic Media or Electronic
Instruction being stored within or being run within any system covered under this
INSURING CLAUSE,
					(2)	robbery, burglary, larceny or theft of Electronic Data, Electronic Media or
Electronic Instructions,

					(3)	the acts of a hacker causing damage or destruction of Electronic Data, Electronic
Media or Electronic Instruction owned by the ASSURED or for which the
ASSURED is legally liable, while stored within a Computer System covered under this INSURING CLAUSE, or
					(4)	the damage or destruction of Electronic Data, Electronic Media or Electronic
Instruction owned by the ASSURED or for which the ASSURED is legally liable while stored within a Computer System covered under INSURING CLAUSE 13, provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media, or
Electronic Instruction in the Computer System in which the computer program or instruction so written or so altered is used.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)	Page 1

B.	Electronic Communication
Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the ASSURED, which were transmitted or appear to have been transmitted through:

(1) an Electronic Communication System,
(2) an automated clearing house or custodian, or
(3) a Telex, TWX, or similar means of communication,

directly into the ASSURED'S Computer System or Communication Terminal, and
fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of Electronic Media to the ASSURED or during electronic transmission to the ASSURED'S Computer System or
Communication Terminal.
C.	Electronic Transmission
Loss resulting directly from a customer of the ASSURED, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the ASSURED to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

(1) an Electronic Communication System,
(2) an automated clearing house or custodian, or
(3) a Telex, TWX, or similar means of communication,

directly into a Computer System or Communication Terminal of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the ASSURED, but which communications were either not sent by the ASSURED, or were fraudulently modified during physical transit of Electronic Media from the ASSURED or during electronic transmission from the ASSURED'S Computer
System or Communication Terminal, and for which loss the ASSURED is held to be legally liable.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)	Page 2

2	.	By adding to Section 1., Definitions, the following:

		s.	Communication Terminal means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. Communication Terminal does not mean a telephone.
		t.	Electronic Communication System means electronic communication operations by Fedwire,
Clearing House Interbank Payment System (CHIPS), Society of Worldwide International
Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.
		u.	Electronic Data means facts or information converted to a form usable in Computer
Systems and which is stored on Electronic Media for use by computer programs.
		v.	Electronic Instruction means computer programs converted to a form usable in a Computer
System to act upon Electronic Data.

		w.	Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.
3	.	By adding the following Section after Section 4., Specific Exclusions-Applicable to All INSURING
CLAUSES except 1., 4., and 5.:

Section 4.A. Specific Exclusions-Applicable to INSURING CLAUSE 0

This Bond does not directly or indirectly cover:

		a.	loss resulting directly or indirectly from Forged, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of Electronic Data;
		b.	loss of negotiable instruments, securities, documents or written instruments except as converted to Electronic Data and then only in that converted form;
		c.	loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;
		d.	loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communication System
by a person who had authorized access from a customer to that customer's authentication mechanism; or
		e.	liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement; or

		f.	loss resulting directly or indirectly from:

(1) written instruction unless covered under this INSURING CLAUSE; or

(2) instruction by voice over the telephone, unless covered under this INSURING CLAUSE.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)	Page 3

4	.	By adding to Section 9., Valuation, the following:

Electronic Data, Electronic Media, Or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media or Electronic Instruction used by the ASSURED in its business, the COMPANY shall be liable under this Bond only if such items are actually reproduced form other Electronic Data, Electronic Media or Electronic Instruction of the
same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the ASSURED in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the applicable SINGLE LOSS LIMIT OF LIABILITY.

However, if such Electronic Data can not be reproduced and said Electronic Data represents
Securities or financial instruments having a value, then the loss will be valued as indicated in the
SECURITIES and OTHER PROPERTY paragraphs of this Section.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 16, 2022

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)	Page 4

FEDERAL INSURANCE COMPANY

Endorsement No.: 5

		Bond Number:	82507390

NAME OF ASSURED: BLACKROCK FIXED-INCOME COMPLEX BOARD

AUTOMATED TELEPHONE TRANSACTION ENDORSEMENT

It is agreed that this Bond is amended as follows:
1	.	By adding the following INSURING CLAUSE:
14. Automated Telephone System Transaction
Loss resulting directly from the ASSURED having transferred funds on the faith of any
Automated Phone System (APS) Transaction, where the request for such APS
Transaction is unauthorized or fraudulent and is made with the intent to deceive. In order for coverage to apply under this INSURING CLAUSE the ASSURED shall maintain and follow all
APS Designated Procedures. A single failure of the ASSURED to maintain and follow a particular APS Designated Procedure in a particular APS Transaction will not preclude coverage under this INSURING CLAUSE.
2	.	By adding to Section 1., Definitions, the following:
x. APS Designated Procedures means all of the following procedures:

(1) No APS Transaction shall be executed unless the shareholder or unitholder to whose account such an APS Transaction relates has previously elected to APS Transactions.
(Election in Application)
(2) All APS Transactions shall be logged or otherwise recorded and the records shall be retained for at least six (6) months. (Logging)
Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.
(3) The caller in any request for an APS Transaction, before executing that APS
Transaction must enter a personal identification number (PIN), social security number and account number. (Identity Test)
If the caller fails to enter a correct PIN within three (3) attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative. (Limited attempts to Enter PIN)

ICAP Bond
Form 17-02-2345 (Ed. 10-00)	Page 1

(4) A written confirmation of any APS Transaction or change of address shall be mailed to the shareholder or unitholder to whose account such transaction relates, at the record address, by the end of the insured's next regular processing cycle, but in no event later than five (5) business days following such APS Transaction. (Written Confirmation)

(5) Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:
(Access to APS Equipment)
		y.	APS Election means any election concerning various account features available to the shareholder or unitholder which is made through the Automated Phone System by means of information transmitted by an individual caller through use of a Automated Phone System.
These features include account statements, auto exchange, auto asset builder, automatic withdrawal, dividend/capital gain options, dividend sweep, telephone balance consent and change of address.
		z.	APS Exchange means any exchange of shares or units in a registered account of one fund into shares or units in an account with the same tax identification number and same ownership-type code of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested through the Automated Phone System by means of information transmitted by an individual caller through use of an Automated Phone
System.

		aa.	APS Purchase means any purchase of shares or units issued by an Investment Company which is requested through an Automated Phone System.

		bb.	APS Redemption means any redemption of shares or units issued by an Investment
Company which it requested through the telephone by means of information transmitted by an individual caller through use of a Automated Phone System.

		cc.	APS Transaction means any APS Purchase, APS Redemption, APS Election or APS
Exchange.

		dd.	Automated Phone System means an automated system which receives and converts to executable instructions transmissions through the Automated Phone System through use of a touch-tone keypad or other tone system; and always excluding transmissions from a computer system or part thereof.
3	.	By adding the following Section after Section 4., Specific Exclusions-Applicable To All Insuring
Clauses Except 1., 4., 5.:
Section 4.A Specific Exclusion-Applicable to Insuring Clause 14
This Bond does not directly or indirectly cover under Insuring Clause 14:
Loss resulting from:
		a.	the redemption of shares or units, where the proceeds of such redemption are made payable to other than:
(1) the shares or units of record,
(2) a person designated to receive redemption proceeds, or
(3) a bank account designated to receive redemption proceeds, or
		b.	the redemption of shares or units, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been designated the shareholder or

ICAP Bond
Form 17-02-2345 (Ed. 10-00)	Page 2

unitholder by voice through an Automated Phone System or in writing, at least thirty (30) days prior to such redemption, or
c.	the redemption of shares or units, where shareholder or unitholder of the ASSURED designated bank account of record.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 16, 2022

ICAP Bond
Form 17-02-2345 (Ed. 10-00)	Page 3

FEDERAL INSURANCE COMPANY
Endorsement No.: 6
				Bond Number:	82507390

NAME OF ASSURED: BLACKROCK FIXED-INCOME COMPLEX BOARD
UNAUTHORIZED SIGNATURE ENDORSEMENT
It is agreed that this Bond is amended as follows:
1	.	By adding the following INSURING CLAUSE:
		15	.	Unauthorized Signature
Loss resulting directly from the ASSURED having accepted, paid or cashed any check or
Withdrawal Order made or drawn on or against the account of the ASSURED’S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.
It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING
CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.
2	.	By adding to Section 1., Definitions, the following:
		ee.		Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.
		ff.		Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
				(1)	not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and
				(2)	of a type commonly dealt in on securities exchanges or markets, and
				(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

ICAP Bond
Form 17-02-5602 (Ed. 10-03)	Page 1

gg.	Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer’s account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 16, 2022

ICAP Bond
Form 17-02-5602 (Ed. 10-03)	Page 2

			FEDERAL INSURANCE COMPANY
		Endorsement No.:	7
		Bond Number:	82507390

NAME OF ASSURED: BLACKROCK FIXED-INCOME COMPLEX BOARD
CLAIMS EXPENSE ENDORSEMENT
It is agreed that this Bond is amended as follows:
1	.	By adding the following INSURING CLAUSE:
		16. Claims Expense
		Reasonable expense incurred by the ASSURED, solely for independent firms or individuals to
		determine the amount of loss where:
		(1) the loss is covered under the Bond, and
		(2) the loss is in excess of the applicable DEDUCTIBLE AMOUNT.
2	.	Under General Exclusions-Applicable To All Insuring Clauses, Section 2.f. does not apply to loss
		covered under this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 16, 2022

ICAP Bond

Form 17-02-6282 (Ed. 11-04)

FEDERAL INSURANCE COMPANY
						Endorsement No.:	8
						Bond Number:	82507390

NAME OF ASSURED: BLACKROCK FIXED-INCOME COMPLEX BOARD
STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT
It is agreed that this Bond is amended as follows:
1	.		By adding the following INSURING CLAUSE:
		“	17	.	Stop Payment Order or Refusal to Pay Check
Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:
					a.	complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or
					b.	refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer.”
2	.		By adding the following Specific Exclusion:
“Section 4.A. Specific Exclusions – Applicable to INSURING CLAUSE 17
This Bond does not directly or indirectly cover:
			a.		liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,
			b.		loss arising out of:
					(1)	libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,
					(2)	sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or
					(3)	discrimination.”
This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2021.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 16, 2022

ICAP Bond
Form 17-02-2365 (Ed. 10-00)

		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: November 1, 2021	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	9
	To be attached to and
	form a part of Bond No.	82507390

Issued to: BLACKROCK FIXED-INCOME COMPLEX BOARD
	DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
ENDORSEMENT
In consideration of the premium charged, it is agreed that this Bond is amended as follows:
1 .	The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.
2 .	The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:
	If this Bond is for a joint ASSURED, no change or modification which would adversely affect the
	rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been
	furnished to all insured Investment Companies and the Securities and Exchange Commission,
Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

17-02-2437 (12/2006) rev.

		ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: November 1, 2021	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	10
	To be attached to and
	form a part of Bond No.	82507390
Issued to: BLACKROCK FIXED-INCOME COMPLEX BOARD

AMEND SECTION 16 - CHANGE OR MODIFICATION ENDORSEMENT
In consideration of the premium charged, it is agreed that Section 16, Change or Modification, the first and second full paragraphs are deleted and replaced with the following:
This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this
Bond signed by an authorized representative of the COMPANY.
If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the
ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the affected party and the Securities and Exchange Commission, Washington, D.C., by the acting party.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q06-246 (02/2008) rev.

FEDERAL INSURANCE COMPANY

Endorsement No.: 11

				Bond Number:	82507390

NAME OF ASSURED: BLACKROCK FIXED-INCOME COMPLEX BOARD

NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended as follows:

1	.	By adding to Section 13, Termination, the following:

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for less than sixty (60) days and if it is not a renewal Bond, the
COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination.

Bonds In Effect More Than Sixty (60) Days

If this Bond has been in effect for sixty (60) days or more, or if it is a renewal of a Bond issued by the
COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination. Furthermore, when the Bond is a renewal or has been in effect for sixty
(60) days or more, the COMPANY may terminate only for one or more of the reasons stated in 1-7 below.

		1	.	Nonpayment of premium;

		2	.	Conviction of a crime arising out of acts increasing the hazard insured against ;

		3	.	Discovery of fraud or material misrepresentation in the obtaining of this Bond or in the presentation of a claim thereunder;

		4	.	Violation of any provision of this Bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;

		5	.	If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this Bond, which results in the property becoming uninsurable in accordance with the COMPANY's objective, uniformly applied underwriting standards in effect at the time this Bond was issued or last renewed; or material change in the nature or extent of this Bond occurring after issuance or last annual renewal anniversary date of this Bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this Bond was issued or last renewed;

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)	Page 1

		6	.	A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY's policyholders, creditors or the public, or continuing the Bond itself would place the COMPANY in violation of any provision of the
New York Insurance Code; or
		7	.	Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the Property will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.
Notice Of Termination
Notice of termination under this SECTION shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this Bond. The COMPANY, however, may deliver any notice instead of mailing it.
Return Premium Calculations
The COMPANY shall refund the unearned premium computed pro rata if this Bond is terminated by the
COMPANY."
2	.	By adding a new Section reading as follows:
"Section 18. Election To Conditionally Renew / Nonrenew This Bond
Conditional Renewal
If the COMPANY conditionally renews this Bond subject to:
		1	.	Change of limits of liability ;
		2	.	Change in type of coverage;
		3	.	Reduction of coverage;
		4	.	Increased deductible;
		5	.	Addition of exclusion; or
		6	.	Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall send notice as provided in Notices Of Nonrenewal And Conditional
Renewal immediately below.
Notices Of Nonrenewal And Conditional Renewal
		1	.	If the COMPANY elects not to renew this Bond, or to conditionally renew this Bond as provided herein, the COMPANY shall mail or deliver written notice to the ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:
				a.	The expiration date; or
				b.	The anniversary date if this Bond has been written for a term of more than one year.

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)	Page 2

		2	.	Notice shall be mailed or delivered to the ASSURED at the address shown on the
DECLARATIONS of this Bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.

		3	.	Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the
Bond has been replaced or is no longer desired.

3	.	By adding to General Agreement B., Representations Made By Assured, the following:

No misrepresentation shall be deemed material unless knowledge by the COMPANY would have lead to the COMPANY'S refusal to write this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 16, 2022

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)	Page 3

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: November 1, 2021	FEDERAL INSURANCE COMPANY
Endorsement/Rider No.	12
To be attached to and
form a part of Bond No.	82507390
Issued to: BLACKROCK MUTUAL FUND COMPLEX BOARD

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT
In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional
Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To
Company, is amended by adding the following subsection:
Automatic Increase in Limits for Investment Companies
If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940 (“the
Act”), due to:
(i)	the creation of a new Investment Company, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or
(ii)	an increase in asset size of current Investment Companies covered under this Bond, then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

14-02-14098 (04/2008)

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: November 1, 2021	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 13
To be attached to and
form a part of Policy No. 82507390

Issued to: BLACKROCK FIXED-INCOME COMPLEX BOARD
COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS
It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Policy shall remain unchanged.

14-02-9228 (2/2010)

FEDERAL INSURANCE COMPANY

			Endorsement No.:	14

			Bond Number:	82507390

NAME OF ASSURED: BLACKROCK FIXED-INCOME COMPLEX BOARD

CO-SURETY ENDORSEMENT

It is agreed that this Bond is amended as follows:
1	.		By adding to Section 1., Definitions, the following:
		“hh.	Controlling Company means FEDERAL INSURANCE COMPANY.
		ii.	Company means, unless otherwise specified, each insurance company, including the
Controlling Company, executing this Endorsement.
		jj.	Companies means, unless otherwise specified, all of the insurance companies, including the
Controlling Company, executing this Endorsement.”
2	.	By adding to Section 5., Limit of Liability/Non-Reduction and Non-Accumulation of Liability, the
following:
“Each COMPANY shall be liable only for such proportion of any Single Loss as the LIMIT OF
LIABILITY underwritten by such Company, as specified in this Endorsement, bears to the LIMIT OF
LIABILITY as stated in ITEM 2. of the DECLARATIONS, but in no event shall any Company be liable for an amount greater than that underwritten by it.”
3	.	By adding to Section 7., Notice To Company-Proof-Legal Proceedings Against Company, the following:
		“g.	In the absence of a request from any Company to pay premiums directly to it, premiums for this
Bond may be paid to the Controlling Company for the account of all Companies.
		h.	In the absence of a request from any Company that notice of claim and proof of loss be given to or filed directly with it, the ASSURED giving such notice to and the filing of such proof with the
Controlling Company shall be deemed to be in compliance with the conditions of this Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.”
4	.		By adding to Section 13., Termination, the following:
“The Controlling Company may give notice in accordance with the terms of this Bond terminating the
Bond as an entirety or as to any Employee or ASSURED, and any notice so given shall terminate the liability of all Companies as an entirety or as to such Employee or ASSURED, as the case may be.
Any Company other than the Controlling Company may give notice in accordance with the terms of this Bond, terminating the entire liability of such other Company under this Bond or as to any person or entity.
In the absence of a request from any Company that notice of termination by the ASSURED of this
Bond in its entirety may be given to or filed directly with it, the giving of such notice in accordance with the terms of this Bond to the Controlling Company shall terminate the liability of all Companies as an entirety. The ASSURED may terminate the entire liability of any Company, under this Bond by giving notice of such termination to that Company and by sending a copy of such notice to the Controlling
Company.

ICAP Bond
Form 17-02-2836 (Ed. 5-02)	Page 1

In the event of the termination of this Bond as an entirety, no Company shall be liable to the ASSURED for a greater proportion of any return premium due the ASSURED than the LIMIT OF LIABILITY underwritten by that Company bears to the LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS.

In the event of the termination of this Bond as to any Company, such Company alone shall be liable to the ASSURED for any return premium due the ASSURED on account of such termination. The termination of the attached Bond as to any Company other than the Controlling Company shall not terminate or otherwise affect the liability of the other Companies under this Bond.”

5.	By adding the following Section:

“Section 19.         Controlling Company

The execution by the Controlling Company of the DECLARATIONS, Federal Insurance Company, shall constitute execution by all the Companies signing this Endorsement.

In the event this Bond is modified during the BOND PERIOD, the Controlling Company shall notify the Companies or their respective representatives, in writing, of such change. Each Company shall be deemed to agree to such modification, unless such Company notifies the Controlling Company or the Controlling Company’s representative in writing, that they do not agree to such modification. If a Company fails to object to a modification within fifteen (15) days of receipt of notice from the Controlling Company, such Company shall be deemed to agree to such modification.”

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Underwritten for a SINGLE LOSS LIMIT OF LIABILITY of $25,000,000	FEDERAL INSURANCE COMPANY Controlling Company
CHUBB & SON
A division of Federal Insurance Company Manager
Date: February 17, 2022	By
Authorized Representative

ICAP Bond Form 17-02-2836 (Ed. 5-02)	Page 2

ICAP Bond Form 17-02-2836 (Ed. 5-02)	Page 3

SECRETARY’S CERTIFICATE

I, Janey Ahn, the duly elected and acting Secretary of each of the funds listed on Schedule A (each, a “Fund”), hereby certify that:

1. The following resolutions regarding the Funds’ fidelity bond were duly adopted by the Board of Directors/Trustees of each Fund listed on Schedule A on September 23, 2021, and are in full force and effect and have been so since such date:

Joint Fidelity Bond

RESOLVED, that the terms and amount of the extension of the joint insured fidelity bond to be obtained from Federal Insurance Company, covering registered investment companies advised or managed by BlackRock or an affiliate thereof, with an approximate allocation to each Fund as presented in the Meeting materials, be, and they hereby are, approved by the Board, including the Independent Board Members voting separately, in substantially the form presented at the Meeting with such changes as counsel deems necessary; and further

RESOLVED, that the amount of the fidelity bond coverage is approved by the Board, including the Independent Board Members voting separately, after consideration of all factors deemed relevant by the Board and the Independent Board Members, including, but not limited to, the other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured fidelity bond, the amount of the premium for such bond, the ratable allocation of the premium among the parties named as insureds, the extent to which the share of the premium allocated to each Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond, the value of the assets of the Fund, the type and terms of the arrangements made for custody of the Fund’s assets, and the nature of the securities in the Fund’s portfolio; and further

RESOLVED, that the Board, including the Independent Board Members, determined that the benefits of obtaining fidelity bond coverage from the Federal Insurance Company, including the opportunity to obtain stable, low-cost insurance coverage from the Federal Insurance Company, justify paying the reserve premium and making the commitments for additional payments to the Federal Insurance Company, including acceptance of restrictions upon the withdrawal of the reserve premium; and further

RESOLVED, that the Chief Executive Officer, President, any Vice President, Chief Financial Officer, Treasurer or any Assistant Treasurer and Secretary or any Assistant Secretary (the “Proper Officers”) of each Fund be, and each of them hereby is, authorized and empowered to execute such other documents with such nonmaterial changes as the officers of the Fund, with the advice of counsel to the Fund, may deem necessary, appropriate or desirable (such determination to be conclusively evidenced by the execution and delivery of such documents) and take such other action as may be deemed necessary or desirable to effect the Fund’s purchase of a fidelity bond from the Federal Insurance Company, including but not limited to executing any signature commitments or obtaining letters of credit deemed necessary or desirable by the officers or officer executing the same; and further

RESOLVED, that the agreement by and among the Funds to enter into a joint insured fidelity bond (the “Joint Fidelity Bond Agreement”) be, and it hereby is, re-approved; and further

RESOLVED, that the Board, including the Independent Board Members voting separately, hereby authorizes and empowers the officers of each Fund to pay the amount of the total premium allocated to the Fund for the period payable with respect to such bond as described in the Joint Fidelity Bond Agreement; and further

RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary or any Assistant Secretary of the Funds is hereby designated as the officer of the Funds who is authorized and directed to make the filings with the Securities and Exchange Commission and give the notices required by Rule 17g-1(g); and further

RESOLVED, that the Proper Officers of each Fund be, and they hereby are, authorized and empowered at all times to take all actions necessary to assure compliance with these resolutions and Rule 17g-1 under the 1940 Act.

The period for which premiums have been paid under the joint fidelity bond is November 1, 2021 to November 1, 2022.

By:	/s/ Janey Ahn
Janey Ahn, Esq.
Secretary of the Funds listed on Schedule A

Dated: March 31, 2022

Schedule A

Registered Investment Company	Gross Assets as of September 30, 2021	Minimum Bond Limit Under Rule 17g-1
BlackRock 2022 Global Income Opportunity Trust	115,975,332	$525,000
BlackRock Allocation Target Shares	7,182,078,086	$2,500,000
BlackRock California Municipal Income Trust	683,582,502	$900,000
BlackRock California Municipal Series Trust	3,491,904,927	$2,100,000
BlackRock Capital Allocation Trust	3,147,293,801	$2,100,000
BlackRock Core Bond Trust	1,349,033,175	$1,250,000
BlackRock Corporate High Yield Fund, Inc.	2,199,829,439	$1,700,000
BlackRock Credit Allocation Income Trust	2,038,959,147	$1,700,000
BlackRock Credit Strategies Fund	450,929,078	$750,000
BlackRock Debt Strategies Fund, Inc.	824,050,492	$1,000,000
BlackRock Energy and Resources Trust	308,954,852	$750,000
BlackRock Enhanced Capital and Income Fund, Inc.	930,154,493	$1,000,000
BlackRock Enhanced Equity Dividend Trust	1,926,960,909	$1,500,000
BlackRock Enhanced Global Dividend Trust	827,704,552	$1,000,000
BlackRock Enhanced Government Fund, Inc.	71,203,950	$400,000
BlackRock Enhanced International Dividend Trust	692,479,062	$900,000
BlackRock ESG Capital Allocation Trust	2,250,621,504	$1,700,000
BlackRock ETF Trust II	52,790,634	$400,000
BlackRock Floating Rate Income Strategies Fund, Inc.	738,226,071	$900,000
BlackRock Floating Rate Income Trust	460,740,731	$750,000
BlackRock Funds IV	12,064,434,531	$2,500,000
BlackRock Funds V	134,016,701,597	$2,500,000
BlackRock Health Sciences Trust	599,713,173	$900,000
BlackRock Health Sciences Trust II	3,279,668,494	$2,100,000

Registered Investment Company	Gross Assets as of September 30, 2021	Minimum Bond Limit Under Rule 17g-1
BlackRock Hedge Fund Guided Portfolio Solution	43,307,263	$350,000
BlackRock Income Trust, Inc.	627,029,667	$900,000
BlackRock Innovation and Growth Trust	4,704,592,904	$2,500,000
BlackRock Investment Quality Municipal Trust Inc.	410,476,757	$750,000
BlackRock Limited Duration Income Trust	983,203,324	$1,000,000
BlackRock Long-Term Municipal Advantage Trust	257,179,758	$750,000
BlackRock Multi-Sector Income Trust	1,170,612,144	$1,250,000
BlackRock Multi-Sector Opportunities Trust	434,143,270	$750,000
BlackRock Multi-Sector Opportunities Trust II	184,438,387	$600,000
BlackRock Multi-State Municipal Series Trust	2,637,419,933	$1,900,000
BlackRock Muni Intermediate Duration Fund, Inc.	903,004,957	$1,000,000
BlackRock MuniAssets Fund, Inc.	575,131,155	$900,000
BlackRock Municipal 2030 Target Term Trust	2,654,297,266	$1,900,000
BlackRock Municipal Bond Fund, Inc.	18,114,129,666	$2,500,000
BlackRock Municipal Income Quality Trust	554,593,238	$900,000
BlackRock Municipal Income Trust	930,474,992	$1,000,000
BlackRock Municipal Income Trust II	1,037,879,782	$1,250,000
BlackRock Municipal Series Trust	9,297,354,677	$2,500,000
BlackRock MuniHoldings California Quality Fund, Inc.	905,764,022	$1,000,000
BlackRock MuniHoldings Fund, Inc.	1,266,913,037	$1,250,000
BlackRock MuniHoldings Investment Quality Fund	851,306,000	$1,000,000
BlackRock MuniHoldings New Jersey Quality Fund, Inc.	718,307,737	$900,000
BlackRock MuniHoldings New York Quality Fund, Inc.	715,623,046	$900,000
BlackRock MuniHoldings Quality Fund II, Inc.	451,483,526	$750,000
BlackRock MuniVest Fund II, Inc.	471,992,334	$750,000

Registered Investment Company	Gross Assets as of September 30, 2021	Minimum Bond Limit Under Rule 17g-1
BlackRock MuniVest Fund, Inc.	889,904,207	$1,000,000
BlackRock MuniYield California Fund, Inc.	466,781,585	$750,000
BlackRock MuniYield California Quality Fund, Inc.	724,051,177	$900,000
BlackRock MuniYield Fund, Inc.	968,471,976	$1,000,000
BlackRock MuniYield Michigan Quality Fund, Inc.	697,066,587	$900,000
BlackRock MuniYield New Jersey Fund, Inc.	568,018,724	$900,000
BlackRock MuniYield New York Quality Fund, Inc.	823,369,127	$1,000,000
BlackRock MuniYield Pennsylvania Quality Fund	301,794,901	$750,000
BlackRock MuniYield Quality Fund II, Inc.	443,758,751	$750,000
BlackRock MuniYield Quality Fund III, Inc.	1,407,452,511	$1,250,000
BlackRock MuniYield Quality Fund, Inc.	1,655,753,697	$1,500,000
BlackRock New York Municipal Income Trust	547,397,886	$900,000
BlackRock Private Investments Fund	105,799,286	$525,000
BlackRock Resources & Commodities Strategy Trust	855,730,125	$1,000,000
BlackRock Science and Technology Trust	1,772,387,329	$1,500,000
BlackRock Science and Technology Trust II	3,314,354,179	$2,100,000
BlackRock Series Fund II, Inc.	103,298,772	$525,000
BlackRock Strategic Global Bond Fund, Inc.	1,229,877,254	$1,250,000
BlackRock Taxable Municipal Bond Trust	2,226,194,114	$1,700,000
BlackRock Utilities, Infrastructure & Power Opportunities Trust	513,194,010	$900,000
BlackRock Variable Series Funds II, Inc.	2,152,529,322	$1,700,000
BlackRock Virginia Municipal Bond Trust	36,964,984	$350,000
Managed Account Series II	656,557,839	$900,000
Master Bond LLC / BlackRock Bond Fund, Inc.	55,463,585,339	$2,500,000
Master Investment Portfolio II / BlackRock Funds VI	3,237,610,942	$2,100,000

JOINT FIDELITY BOND AGREEMENT BY AND AMONG

THE FUNDS IN THE BOARD I COMPLEX

JOINT FIDELITY BOND AGREEMENT (the “Agreement”), dated as of January 1, 2019, by and among the funds (each, a “Fund” and collectively, the “Funds”) in the Board I Complex listed on Schedule A attached hereto, as the same may be amended from time to time, all of which are named insureds on a certain fidelity bond underwritten by Federal Insurance Company (“Federal”), a member of the Chubb Group of Insurance Companies, covering certain acts relating to the Funds (the “Bond”).

W I T N E S S E T H

WHEREAS, each of the Funds is an open-end or closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, by the terms of Rule 17g-1 under the 1940 Act, the Funds are required to provide and to maintain in effect a bond against larceny and embezzlement by their officers and employees. By the terms of the rule, the Funds are authorized to secure the Bond that names all of the Funds as insureds;

WHEREAS, Rule 17g-1(f) under the 1940 Act requires that a registered management investment company named as an insured on a joint fidelity bond enter into a certain agreement with the other named insureds;

WHEREAS, a majority of the Board of Directors/Trustees (collectively, the “Board,” the members of which are referred to as “Directors”) of each Fund who are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act have given due consideration to all factors relevant to the form, amount and ratable allocation of premiums of such Bond, and the majority of such Directors have approved the amount, type, form and coverage of the Bond and the portion of the premium payable with respect to each Fund; and

WHEREAS, the Board has determined that the allocation of the proceeds payable under the Bond as set forth herein (which takes into account the extent to which the share of the premium allocated to each Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond) is equitable with respect to each Fund and that each Fund will benefit from its respective participation in the Bond in compliance with this Rule.

NOW, THEREFORE, in consideration of the mutual premises and covenants herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, it is agreed by and between the Funds hereto as follows:

1. Joint Insured Bond. The Funds have procured from Federal, a reputable fidelity insurance company, the Bond insuring each Fund against larceny and embezzlement of its securities and funds by such of its officers and employees who may, singly or jointly with others, have access to such securities or funds, directly or through authority to draw upon such funds or to direct generally the disposition of such securities. The Bond names each Fund as an insured, and complies with the requirements established by Rule 17g-1 under the 1940 Act.

2. Amount. The Bond is in an amount, based upon the total assets of each Fund, equal to or in excess of the aggregate of the minimum coverage required for each of the Funds under Rule 17g-1. The minimum coverage required for a Fund under Rule 17g-1(d)(1) shall be referred to herein as the “Minimum Coverage Amount.”

3. Ratable Allocation of Premium. Each Fund will pay the percentage of the premium due under the Bond which is proportionate to the ratio of its Minimum Coverage Amount to the aggregate amount of the Minimum Coverage Amounts for all of the Funds.

4. Ratable Allocation of Proceeds.

(a) In the event any recovery under the Bond is received as a result of a loss sustained by any of the Funds, then each Fund sustaining such loss shall receive an equitable and proportionate share of the recovery, said proportion to be established by the ratio that the claim bears to the total amount claimed by all participants, but at least equal to the amount which each such Fund would have received had it provided and maintained a single insured bond with the Minimum Coverage Amount.

(b) If the recovery is inadequate to indemnify fully each such Fund sustaining a loss, the recovery shall be allocated among such Funds as follows:

(i) Each Fund sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the Minimum Coverage Amount.

(ii) The remaining portion of the proceeds shall be allocated to each Fund sustaining a loss not fully covered by the allocation under subparagraph (i) in the proportion that each such Fund’s gross assets as of the end of its fiscal quarter preceding the loss bears to the sum of the gross assets of all such Funds. If such allocation would result in any Fund sustaining a loss receiving a portion of the recovery in excess of the loss actually sustained by such Fund, the aggregate of such excess portions shall be allocated among the other Funds whose losses would not be fully indemnified in the same proportion as each such Fund’s gross assets bear to the sum of the gross assets of all Funds entitled to receive a share of the excess (both determined as of the fiscal quarter of each Fund preceding the loss). Any allocation in excess of a loss actually sustained by any such Fund shall be reallocated in the same manner.

5. Claims and Settlements. Each Fund shall, within ten days after the making of any claim under the Bond, provide the other Funds with written notice of the amount and nature of such claim. Each Fund shall, within ten days after the receipt thereof, provide the other Funds with written notice of the terms of settlement of any claim made under the Bond by such Fund.

6. Modification and Amendments.

(a) If a Fund shall determine that the coverage required by Rule 17g-1 for such Fund has changed, or that the amount of the total coverage allocated to such Fund should otherwise be modified, it shall so notify the other Funds setting forth the modification which it believes to be appropriate, and the proposed treatment of any increased or return premium.

(b) Within 60 days after such notice, the Funds shall seek the approval required by Rule 17g-1, and if approvals are obtained, shall effect an amendment to this Agreement and the Bond. Any Fund may terminate this Agreement (except with respect to losses occurring prior to such withdrawal) by giving at least 60 days’ written notice to the other Funds. The Fund(s) terminating the Agreement shall thereafter be removed as a named insured in accordance with Rule 17g-1 and the Fund(s) shall be entitled to receive the pro rata portion of any return of premium paid to the insurance company.

(c) This Agreement is intended to cover all entities insured under the Bond. Any insured under the Bond that is not currently listed on Schedule A hereto may be added to this Agreement by amendment. The Funds hereby consent to additional registered investment companies advised by BlackRock Advisors, LLC and its affiliates being named as an insured under the Bond and the Agreement.

7. Limitation of Liability for Massachusetts business trusts. The Declaration of Trust for each Fund listed on Schedule A hereto that is organized as a Massachusetts business trust (each, a “Massachusetts Trust”) is on file with the Secretary of the Commonwealth of Massachusetts. This Agreement is executed on behalf of such Massachusetts Trusts by each Massachusetts Trust’s Chief Executive Officer and not individually and the obligations imposed upon each Massachusetts Trust by this Agreement are not binding upon any of the Massachusetts Trust’s respective Board members, officers or shareholders individually but are binding only upon the assets and property of such Massachusetts Trust.

8. No Assignment. This Agreement is not assignable.

9. Counterparts. This Agreement may be executed in any number of counterparts which together shall constitute a single instrument.

10. Governing Law. The Agreement shall be construed in accordance with the laws of the State of New York.

11. Notices. All Notices and other communications hereunder shall be in writing and shall be addressed to the appropriate Fund at 40 East 52nd Street, New York, NY 10022.

IN WITNESS WHEREOF, each Fund has caused the foregoing instrument to be executed by their duly authorized officers, all as of the day and the year first above written.

/s/ John M Perlowski
Name:	John M. Perlowski
Title:	President and Chief Executive Officer of each Fund on Schedule A

SCHEDULE A

Open-End Funds

BlackRock Allocation Target Shares

BATS: Series A Portfolio

BATS: Series C Portfolio

BATS: Series E Portfolio

BATS: Series M Portfolio

BATS: Series P Portfolio

BATS: Series S Portfolio

BATS: Series V Portfolio

BlackRock Bond Fund, Inc.

BlackRock Sustainable Total Return Fund

BlackRock Total Return Fund

BlackRock California Municipal Series Trust

BlackRock California Municipal Opportunities Fund

BlackRock ETF Trust II

BlackRock High Yield Muni Income Bond ETF

BlackRock Intermediate Muni Income Bond ETF

BlackRock Funds IV

BlackRock Global Long/Short Credit Fund

BlackRock Sustainable Advantage CoreAlpha Bond Fund

BlackRock Systematic Multi-Strategy Fund

BlackRock Funds V

BlackRock Core Bond Portfolio

BlackRock Floating Rate Income Portfolio

BlackRock GNMA Portfolio

BlackRock High Yield Bond Portfolio

BlackRock Income Fund

BlackRock Inflation Protected Bond Portfolio

BlackRock Low Duration Bond Portfolio

BlackRock Strategic Income Opportunities Portfolio

BlackRock Sustainable Emerging Markets Bond Fund

BlackRock Sustainable Emerging Markets Flexible Bond Fund

BlackRock Sustainable High Yield Bond Fund

BlackRock Sustainable Low Duration Bond Fund

BlackRock U.S. Government Bond Portfolio

BlackRock Funds VI

BlackRock Advantage CoreAlpha Bond Fund

BlackRock Multi-State Municipal Series Trust

BlackRock New Jersey Municipal Bond Fund

BlackRock New York Municipal Opportunities Fund

BlackRock Pennsylvania Municipal Bond Fund

BlackRock Municipal Bond Fund, Inc.

BlackRock High Yield Municipal Fund

BlackRock Impact Municipal Fund

BlackRock National Municipal Fund

BlackRock Short-Term Municipal Fund

BlackRock Municipal Series Trust

BlackRock Strategic Municipal Opportunities Fund

BlackRock Series Fund II, Inc.

BlackRock High Yield Portfolio

BlackRock U.S. Government Bond Portfolio

BlackRock Strategic Global Bond Fund, Inc.

BlackRock Variable Series Funds II, Inc.

BlackRock High Yield V.I. Fund

BlackRock Total Return V.I. Fund

BlackRock U.S. Government Bond V.I. Fund

Managed Account Series II

BlackRock U.S. Mortgage Portfolio

Master Bond LLC

Master Total Return Portfolio

Master Investment Portfolio II

Advantage CoreAlpha Bond Master Portfolio

Closed-End Funds

BlackRock 2022 Global Income Opportunity Trust

BlackRock California Municipal Income Trust

BlackRock Capital Allocation Trust

BlackRock Core Bond Trust

BlackRock Corporate High Yield Fund, Inc.

BlackRock Credit Allocation Income Trust

BlackRock Credit Strategies Fund

BlackRock Debt Strategies Fund, Inc.

BlackRock Energy and Resources Trust

BlackRock Enhanced Capital and Income Fund, Inc.

BlackRock Enhanced Equity Dividend Trust

BlackRock Enhanced Global Dividend Trust

BlackRock Enhanced Government Fund, Inc.

BlackRock Enhanced International Dividend Trust

BlackRock ESG Capital Allocation Trust

BlackRock Floating Rate Income Strategies Fund, Inc.

BlackRock Floating Rate Income Trust

BlackRock Health Sciences Trust

BlackRock Health Sciences Trust II

BlackRock Hedge Fund Guided Portfolio Solution

BlackRock Income Trust, Inc.

BlackRock Innovation and Growth Trust

BlackRock Investment Quality Municipal Trust, Inc.

BlackRock Limited Duration Income Trust

BlackRock Long-Term Municipal Advantage Trust

BlackRock Multi-Sector Income Trust

BlackRock Multi-Sector Opportunities Trust

BlackRock Multi-Sector Opportunities Trust II

BlackRock MuniAssets Fund, Inc.

BlackRock Municipal 2030 Target Term Trust

BlackRock Municipal Income Fund, Inc.

BlackRock Municipal Income Quality Trust

BlackRock Municipal Income Trust

BlackRock Municipal Income Trust II

BlackRock MuniHoldings California Quality Fund, Inc.

BlackRock MuniHoldings Fund, Inc.

BlackRock MuniHoldings Investment Quality Fund

BlackRock MuniHoldings New Jersey Quality Fund, Inc.

BlackRock MuniHoldings New York Quality Fund, Inc.

BlackRock MuniHoldings Quality Fund II, Inc.

BlackRock MuniVest Fund II, Inc.

BlackRock MuniVest Fund, Inc.

BlackRock MuniYield California Fund, Inc.

BlackRock MuniYield California Quality Fund, Inc.

BlackRock MuniYield Fund, Inc.

BlackRock MuniYield Michigan Quality Fund, Inc.

BlackRock MuniYield New Jersey Fund, Inc.

BlackRock MuniYield New York Quality Fund, Inc.

BlackRock MuniYield Pennsylvania Quality Fund

BlackRock MuniYield Quality Fund II, Inc.

BlackRock MuniYield Quality Fund III, Inc.

BlackRock MuniYield Quality Fund, Inc.

BlackRock New York Municipal Income Trust

BlackRock Private Investments Fund

BlackRock Resources & Commodities Strategy Trust

BlackRock Science and Technology Trust

BlackRock Science and Technology Trust IIBlackRock Taxable Municipal Bond Trust

BlackRock Utilities, Infrastructure & Power Opportunities Trust

BlackRock Virginia Municipal Bond Trust

As amended March 31, 2022